AMETEK®

Excellent Growth, Record Results



2011 ANNUAL REPORT

Financial Highlights

(In millions, except per share amounts and number of employees)

Year Ended December 31	2011	2010	2009	2008	2007
Net sales	**$2,989.9**	$2,471.0	$2,098.4	$2,531.1	$2,136.9
Operating income	**635.9**	482.2	366.1	432.7	386.6
Net income	**384.5**	283.9	205.8	247.0	228.0
EBITDA(1)	**712.2**	545.9	428.0	489.4	433.9
Diluted earnings per share	**2.37**	1.76	1.27	1.53	1.41
Dividends declared and paid per share	**0.24**	0.18	0.16	0.16	0.16
Free cash flow(2)	**457.8**	383.8	331.6	203.1	240.9
Capital expenditures	**50.8**	39.2	33.1	44.2	37.6
At December 31					
Total debt	**$1,263.9**	$1,168.5	$1,041.7	$1,111.7	$ 903.0
Net debt(3)	**$1,093.5**	$1,005.3	$ 795.3	$1,024.7	$ 732.9
Stockholders' equity(4)	**$2,052.8**	$1,775.2	$1,567.0	$1,287.8	$1,240.7
Shares outstanding	**160.4**	160.7	161.8	160.1	161.1
Number of employees	**12,200**	11,600	10,100	11,700	11,300

(1) EBITDA represents income before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("GAAP") to EBITDA.)

(2) Free cash flow represents cash flow from operating activities, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(3) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of total debt reported in accordance with U.S. GAAP to net debt.)

(4) The adoption of provisions in Financial Accounting Standards Board Accounting Standards Codification Topic 740, Income Taxes, as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.

Net Sales
in millions


$3,000
2,500
2,000
1,500
1,000
500
0
02 03 04 05 06 07 08 09 10 11

10-Year CAGR is 11%

Diluted Earnings per Share


$2.40
2.10
1.80
1.50
1.20
0.90
0.60
0.30
0.00
02 03 04 05 06 07 08 09 10 11

10-Year CAGR is 19 %

CAGR = Compound Annual Growth Rate



Frank S. Hermance,
Chairman of the Board and Chief Executive Officer

2011 was our best year ever.
We established records for sales, operating income, operating margins and diluted earnings per share. We benefited from our strong business portfolio, proven operational capabilities and a continued focus on our Four Growth Strategies.

Letter to Shareholders

Our Record Year in Review

2011 was our best year ever. We established records for sales, operating income, operating margins and diluted earnings per share. Our results were driven by strong growth in our core businesses and the contributions of acquired businesses. Our relentless focus on Operational Excellence continued to drive our profitability and margin improvements.

Our sales in 2011 were $3.0 billion, up 21% from 2010. Operating income was $636 million, up 32% from $482 million in 2010. Our operating margins were 21.3%, a 180-basis-point improvement over 2010. Our full-year net income was $384 million, up $101 million from 2010. Our diluted earnings per share were $2.37, a 35% increase from $1.76 earned in 2010. All are records for AMETEK.

Outlook for 2012

Our outlook for 2012 is for continued strong performance. We expect solid growth from our higher-margin, longer-cycle oil, gas, power and aerospace businesses. We believe that our strong business portfolio, proven operational capabilities, lower cost structure and successful focus on strategic acquisitions will result in excellent business performance in 2012.

In the year ahead, we will build on our success. We will continue to acquire highly differentiated businesses and pursue growth opportunities in new and emerging markets and technologies. We will increase our commitment to new product development and expand our sales and marketing efforts overseas.

Clear Vision and Strategy

Our vision is to double the size and profits of AMETEK over the next five years. To accomplish this vision we have Four Growth Strategies: Operational Excellence, Strategic Acquisitions, New Products and Global & Market Expansion.

We have a solid and proven management team focused on implementing those strategies. Supporting that team effort is a disciplined approach to managing our businesses and a strict adherence to a strong set of core corporate values.

Operational Excellence

Operational Excellence is our cornerstone strategy. With its focus on cost and asset management, operating efficiencies and sustainable practices, Operational Excellence has driven both our competitive and financial success. It is the key to achieving profit margin improvements across the Company. Our full-year operating margin in 2011 was 21.3%, an all-time record.



Corporate Executive Officers (from left to right):
John J. Molinelli, Executive Vice President - Chief Financial Officer;
John Wesley Hardin, President, Electronic Instruments;
Timothy N. Jones, President, Electromechanical Group;
David A. Zapico, President, Electronic Instruments

There are many facets to Operational Excellence within AMETEK. It includes lean manufacturing initiatives, Six Sigma process improvements in our factories and back offices, and Design for Six Sigma as part of new product development.

Operational Excellence has helped us establish a lean manufacturing platform for our cost-driven businesses and allowed us to smoothly expand best-cost manufacturing at our plants in China, the Czech Republic and Mexico. Sales from those plants totaled nearly $360 million in 2011, up 8% from 2010, and are expected to top $400 million in 2012.

We also continued to drive lower costs through our Global Sourcing and Strategic Procurement Initiatives, which yielded $30 million in savings in 2011.

Strategic Acquisitions

We made five excellent acquisitions in 2011, deploying $475 million in capital and acquiring businesses with approximately $215 million in annual revenues. In the last two years, we have invested over $1 billion in acquisitions, acquiring businesses with approximately $430 million in annual revenue.

Equally important, we added to our position in several highly attractive markets, including custom medical components, high-end analytical instruments, and electrical test and measurement equipment.

Our 2011 acquisitions:

- **Avicenna Technology**, a leading supplier of fine-featured components for leads and guide wires used in catheters and other medical devices
- **Coining, Inc.**, a global leader in custom-shaped metal preforms, microstampings and bonding wire solutions for electronic devices and microelectronics packaging
- **Reichert Technologies**, a leader in high-technology instruments used for vision correction and the diagnosis of eye diseases. Reichert invented the industry-standard Phoroptor® refraction device for vision correction diagnosis.
- **EM Test**, a Swiss manufacturer of electronic test and measurement equipment and a global leader in electrical immunity and electromagnetic compatibility testing equipment
- **Technical Manufacturing Corporation**, a world leader in high-performance vibration isolation systems used with highly sensitive instruments, such as scanning electron microscopes and ultraprecision machine tools

All of the acquired businesses are leaders in niche markets with unique and highly differentiated products. Each helps us expand into markets adjacent to those we already serve and provides us with exciting new opportunities for growth.

We will continue to focus on acquisitions. Already in 2012, we have acquired O'Brien Corporation, a leader in fluid and gas handling solutions, sample conditioning equipment and process analyzers. These products are used in the oil and gas, petrochemical, power generation, pharmaceutical and semiconductor industries. Combining O'Brien with our existing analytical instruments business, we now offer our customers a broader range of solutions for their process analysis needs.

New Products

New product development is essential to our long-term growth. Over the years, regardless of the economic cycle, we consistently have maintained our investment in research, development and engineering. In 2011, we spent a record $138 million on these activities, up 23% from 2010. In the last five years, we have invested $570 million to develop and launch new products.

Our ability to develop innovative new products and market them successfully is among our greatest strengths. Sales of products introduced in the last three years represent nearly 20% of our total revenues, reflecting our ability to introduce the right products to serve our customers' needs.

In 2012, we expect to spend approximately $155 million on new product development, a 13% increase over 2011 and another new record.

Among our recent product introductions are compact motors and motion control devices for applications that include medical devices, factory automation and robotics; highly robust process analyzers and other instruments for controlling processes, monitoring emissions, and improving energy efficiency; high-speed and infrared cameras for industrial and military applications; and advanced imaging and analysis tools used in basic research, materials science and ultraprecision manufacturing.

Global & Market Expansion

Global and market expansion is a critical growth driver for AMETEK. Sales to markets outside the United States have grown dramatically in recent years, reflecting our increased investment in sales and marketing worldwide as well as our acquisition of businesses with a significant presence in overseas markets.

International sales accounted for 50% of our total sales in 2011. We have set a goal of increasing that percentage to 60% of our total revenues, reflecting our increasingly diverse global customer base as well as the growth potential of our businesses overseas.

In 2011, AMETEK international sales totaled $1.5 billion, up 24% from 2010. We now operate more than 40 manufacturing plants and nearly 90 sales and service centers in 40 countries outside the United States.

Total Return to Shareholders



$250
200
150
100
50
0
12/06
12/07
12/08
12/09
12/10
12/11
AMETEK, Inc.
Russell 1000 Index
Dow Jones U.S. Electronic Equipment Index

The chart above depicts the performance of $100 invested in AMETEK, Inc. versus the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes on December 31, 2006, including reinvestment of dividends.

We are especially focused on building our presence in the BRIC countries (Brazil, Russia, India and China), where our orders were up 35% in 2011.

In China, we have a well-established manufacturing base and have greatly expanded our sales and marketing efforts. We have ramped up our marketing and engineering capabilities in India and are completing a 140,000-square-foot manufacturing facility in Brazil to better serve our Latin American customers.

Discipline and Core Values

Underlying our corporate culture is a disciplined approach to business and a set of strong core values.

Our disciplined management approach guides our investment in new products and facilities, assists us in identifying and integrating newly acquired businesses, and allows us to continuously improve our operations so they can quickly align their cost structure to changing economic realities.

First among our core corporate values is a commitment to the highest standards of business behavior and ethical responsibility. All AMETEK colleagues are required to adhere to a written Code of Ethics. We have an additional Financial Code of Ethics for the Chief Executive Officer and senior financial managers.

We maintain a strong system of financial controls that is actively monitored by senior management, and we have implemented additional safeguards to ensure the integrity and compliance of our businesses and financial systems.

In addition, we are committed to a culture that values diversity and fosters a work environment that allows our colleagues to develop meaningful and rewarding careers. We also actively challenge senior managers to recruit, train and develop individuals with diverse backgrounds and experience.

We are sensitive to the needs of our local communities, actively supporting programs that foster good corporate citizenship, promote the health and welfare of AMETEK communities, and support sustainable practices.

We are committed to operating our plants and facilities worldwide in an environmentally responsible manner. In addition, many of our products support sustainability initiatives, including the production of renewable fuels and solar energy. We also are a leader in process instruments used to monitor and reduce greenhouse gas emissions and improve energy efficiency.

We are committed to providing our customers with world-class products and services and our shareholders with consistent and superior returns on their investment.

Positive Outlook

We expect another year of solid growth, especially for our oil, gas, power and aerospace businesses. With our strong portfolio of businesses, proven Operational Excellence capabilities and successful focus on strategic acquisitions, we expect to perform well in 2012.

We have the most diverse and experienced management team in our history. Our Four Growth Strategies have yielded excellent results, and we expect them to continue to create value for our shareholders.

AMETEK colleagues worldwide are committed to our success. Through their hard work and dedication, we will achieve our vision for AMETEK. Their efforts are reflected in our strong stock price performance.

Over the past five years, our stock price performance has significantly outpaced our benchmark indexes—the Russell 1000 and Dow Jones U.S. Electronic Equipment Indexes—and resulted in a total return to our shareholders of more than 100%.

Finally, on behalf of my AMETEK colleagues, I thank you for your continued support and confidence. We greatly appreciate your investment in AMETEK and look forward to reporting back to you the results of our efforts.

Frank S. Hermance

Frank S. Hermance
Chairman of the Board and Chief Executive Officer
March 16, 2012

At a Glance



EIG Sales
in millions
$1,800
1,500
1,200
900
600
300
0
02 03 04 05 06 07 08 09 10 11



EIG Income
in millions
$450
375
300
225
150
75
0
02 03 04 05 06 07 08 09 10 11



Sales by Region
Europe
U.S.
Asia
Rest of World

AMETEK is a global leader in electronic instruments and electromechanical devices with approximately 12,000 colleagues at more than 100 manufacturing locations around the world. Supporting those operations are more than 100 sales and service locations in the United States and 40 other countries.

AMETEK consists of two operating groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in advanced instruments for the process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, specialty metals, and technical motors and associated systems, as well as a leader in floor care and specialty motors.


EMG Sales
in millions
$1,800
1,500
1,200
900
600
300
0
02 03 04 05 06 07 08 09 10 11


EMG Income
in millions
$450
375
300
225
150
75
0
02 03 04 05 06 07 08 09 10 11

Electronic Instruments Group (EIG)

- EIG is a global leader in process and analytical instrumentation for the oil, gas, chemical/petrochemical, pharmaceutical, semiconductor and factory automation markets.
- EIG provides a growing range of analytical instruments for the research and laboratory equipment, ultraprecision manufacturing, medical, and test and measurement markets.
- In aerospace, EIG supplies engine sensors, aircraft sensors, monitoring systems, power supplies, data acquisition units, fuel and fluid measurement systems, and cable assemblies.
- EIG is a leader in power quality monitoring and metering, uninterruptible power supplies, programmable power equipment, and sensors for gas turbine generators.
- EIG also is a leader in dashboard instruments for heavy trucks, military vehicles and construction equipment as well as timing controls and cooking computers for the food service industry.
- EIG supplies industrial battery chargers, contactors, solenoids and switches and produces heat exchangers and custom-compounded engineered plastics.

Electromechanical Group (EMG)

- EMG is a leader in highly engineered electrical connectors and packaging used to protect sensitive devices in aerospace, defense, medical and industrial applications.
- EMG provides high-purity powdered metals, metal strip and foil, specialty clad metals, shaped wire and advanced metal matrix composites.
- EMG is a leader in technical motors and motion control products for data storage, medical devices, business equipment, factory automation, mass transit and other applications.
- EMG blowers and heat exchangers provide electronic cooling and environmental control for the aerospace and defense industries.
- EMG also operates a global network of aviation maintenance, repair and overhaul facilities.
- EMG motors are widely used in commercial appliances, fitness equipment, food and beverage machines, hydraulic pumps, industrial blowers and vacuum cleaners.

Excellent Growth, Record Results

2011: A Record Year in Review

2011 was a record year. AMETEK achieved outstanding results, driven by solid growth in each of its business segments, which included contributions from recently acquired businesses. AMETEK also benefited from the introduction of innovative new products and its ongoing commitment to Operational Excellence. Select highlights follow.

Strategic Acquisitions:

Avicenna Technology

Avicenna Technology added to AMETEK's growing portfolio of businesses serving the highly attractive medical device market. Avicenna supplies fine-featured components for leads and guide wires used in catheters and other custom medical assemblies. With its acquisition in April, AMETEK became the only provider of electrical interconnects for the medical components market with integrated capabilities for catheter, cardiac and neurostimulation devices.

International Sales
in millions



$1,800
1,500
1,200
900
600
300
0
02
03
04
05
06
07
08
09
10
11

New Products:

Unique Tool for High-End Imaging

The CAMECA SXFiveFE microanalyzer from AMETEK Materials Analysis combines the latest advances in X-ray imaging technology with AMETEK's leading-edge experience in electron probe microanalysis. This highly sophisticated instrument is used by leading industrial, academic and national research facilities for a range of demanding microanalytical applications. These include materials research, earth sciences, and advanced semiconductor design and development.

Global & Market Expansion:

Precision Motion Control

By combining Haydon Kerk Motion Solutions, acquired in 2010, with the Pittman® motor business, acquired in 2006, AMETEK Precision Motion Control now offers engineers worldwide access to one of the broadest ranges of linear and rotary motion solutions available from a single source. AMETEK's greatly expanded product offering is now designed into thousands of motion-controlled products, including medical devices, laboratory instruments, life science equipment, semiconductor tools and communications devices.

CAMECA® SXFiveFE electron probe microanalyzer provides high-end elemental analysis for advanced R&D programs.



SX Five
CAMECA
AMETEK



With Technical Services for Electronics (acquired in 2010) and Avicenna Technology (acquired in 2011), AMETEK now provides medical device makers with custom electrical interconnects and specialty components such as laser-etched tubing.

Strategic Acquisitions:
Coining, Inc.

In May, AMETEK acquired Coining, a leader in custom-shaped metal preforms, microstampings and bonding wire solutions for electrical interconnects used in microelectronics packaging and assembly. These products, which provide electrical connection and thermal protection for a range of electronic devices, are an excellent fit with AMETEK's other specialty metal and electrical interconnect products.

Global & Market Expansion:
Brazilian Refinery Power

Petroleo Brasileiro, SA (Petrobras), Brazil's energy giant, awarded a multimillion-dollar contract to AMETEK do Brasil for industrial uninterruptible power supply systems for the Comperj oil refinery under construction near Rio de Janeiro. The Comperj refinery, which is expected to start up in 2014, is the first of several new oil refineries planned or under way in Brazil. AMETEK is completing a 140,000-square-foot manufacturing facility outside São Paulo to supply customers across Latin America.



In 2011, AMETEK won a contract to supply uninterruptible power supply systems to Petrobras in Brazil.

Pictured at right is AMETEK's new facility in Brazil.




SPECTROBLUE

SPECTROBLUE™ spectrometer, launched in 2011, establishes a new benchmark in high-end laboratory spectroscopic analysis.

New Products:
Thermal Imaging for Heavy Industry

The Arc Series thermal imaging cameras from AMETEK Land Instruments are rugged enough for heavy industrial applications, yet compact enough for use in laboratory research and factory automation. The cameras operate over a wide temperature range (-20˚C to 1000˚C) and capture high-clarity thermal images using advanced onboard software to produce high-accuracy temperature measurements.

Global & Market Expansion:
Measuring the Sun's Power

Among AMETEK's most promising opportunities in the development and application of solar energy are solar array simulators from AMETEK Programmable Power. These sophisticated instruments can precisely predict the behavior of both ground- and space-based photovoltaic power systems under a wide variety of conditions. AMETEK delivered the largest of these simulators in 2011 to Sandia National Laboratories for its work on solar energy systems for the U.S. Department of Energy and to a Chinese research institute developing photovoltaic systems for spacecraft.

New Products:
Setting a New Benchmark in Spectroscopy

The SPECTROBLUE inductively coupled plasma optical emission spectrometer launched in September sets a new benchmark among compact, midrange spectrometers for simplified operation, low maintenance and affordability. The highly versatile instrument is the ideal system for environmental laboratories that require a low-cost, high-throughput spectrometry solution for environmental and elemental analyses.

Strategic Acquisitions:
Reichert Technologies

In October, AMETEK acquired Reichert Technologies, a leader and innovator in high-technology instruments used by ophthalmologists, optometrists and opticians for vision correction and the detection of eye disease. Reichert adds to AMETEK's position in medical devices and provides important growth opportunities in related medical fields. Reichert invented the industry-standard Phoroptor® refraction device used in vision correction diagnosis. It also is a leader in instruments used to screen for glaucoma and diagnose macular degeneration.

Reichert Technologies has developed such innovative vision diagnosis instruments as the Auto Phoroptor®.


Auto Phoroptor RS
Reichert

Combination wave/surge generators from EM Test are used in electrical immunity testing of electronic products.


emtest

Strategic Acquisitions:
EM Test

Also in October, AMETEK acquired EM Test, a Swiss manufacturer of electronic test and measurement equipment used to perform electrical immunity and electromagnetic compatibility testing. EM Test broadens AMETEK's position in electrical test and measurement instruments. It also provides a growth platform in the market for electrical immunity testing and emissions measurement.

New Products:
Ultraprecise Surface Measurement

The new Talyrond™ 500 Series metrology instrument from AMETEK Taylor Hobson performs submicron dimensional metrology and surface analysis for products manufactured to extremely tight tolerances such as precision bearings and automotive fuel injectors. The Talyrond 500 is the ideal tool for such high-accuracy measurements. It saves both time and cost by eliminating the need for three separate instruments to perform ultraprecise roundness, roughness and surface finish measurements.


TAYLOR HOBSON
Talyrond
AMETEK

Talyrond™ 500 Series performs high-accuracy analysis of roundness, roughness and finish on parts made to extremely tight tolerances.

Research, Development and Engineering Expense
in millions


$150
125
100
75
50
25
0
02
03
04
05
06
07
08
09
10
11

Revenue from New Products
in millions


$600
500
400
300
200
100
0
02
03
04
05
06
07
08
09
10
11


solartron
metrology

Operational Excellence:
Optimizing Output and Quality

Dimensional gauging probes from AMETEK Solartron Metrology are used to manufacture the latest generation of smart phones and tablet computers. The demand for these probes has surged along with the global popularity of these compact devices. To meet demand, Solartron Metrology undertook a major initiative to optimize production and reduce lead times. It ramped up production 60% year over year, while reducing scrap and inventories and improving overall quality. In recognition of its efforts, AMETEK awarded the 2011 Dr. John H. Lux Total Quality Accomplishment Award to Solartron Metrology teams at its Shanghai and Bognor Regis, UK, manufacturing facilities.

Pictured above are Solartron Metrology teams at its Shanghai facility (Joan Zhou, Henry Shi and Kathy Hu) and Bognor Regis, UK, facility (Geoff Daley, Fred Tate, Andrew Keal, Anita Walker, Jonathan Lex, Natalie Pullen, Noelene Gillam, Ivan Vitic, Mark Hiscott and Pete Shepherd).

New Products:
Sensing Aircraft Fuel Tank Oxygen

Military aircraft have long relied on aircraft fuel-inerting systems to prevent accidental fuel combustion inside nearly empty fuel tanks. Similar systems are now required on commercial aircraft as well. AMETEK Aerospace and Defense, a leader in aircraft and engine sensors and monitoring systems, has developed an advanced, lightweight oxygen sensor specifically for this demanding application. The sensor works in conjunction with the latest fuel-inerting systems to reduce the oxygen in a fuel tank to below the level necessary for combustion.

Global & Market Expansion:
Fueling the Future

AMETEK supplies the biofuels market with a range of instruments used to determine the properties of fuels produced from various feedstocks and processes. Among the latest is the Grabner® MINISCAN IRXpert, the first completely portable multifuel analyzer for gasoline, diesel and biodiesel blends. The MINISCAN IRXpert incorporates advanced spectroscopy technology to achieve unmatched accuracy of fuel properties.

Corporate Responsibility:
Inspiring Innovation

Haydon Kerk Motion Solutions joined forces with FIRST (For Inspiration and Recognition of Science and Technology) and provided both financial support and components for FIRST's annual robotics competition. The competition attracts more than 60,000 high school students worldwide to build, program and test student-designed robots. The goal of the program is to provide students hands-on skills and experience with the latest motion-control and robotics technologies.


Single Beam Spectrum
AMETEK

MINISCAN IRXpert is the first completely portable multifuel analyzer for testing gasoline, diesel and biodiesel fuels.

Corporate Responsibility:
Restoring a Flood-Damaged Library

After floodwaters devastated the MacArthur Elementary School in Binghamton, NY, AMETEK stepped forward with funds from its charitable foundation to replace nearly 6,000 damaged books. Volunteer reading coaches from the Binghamton plant of AMETEK Aerospace and Defense helped set up a temporary school library. AMETEK has long championed corporate social responsibility and encouraged employee participation in worthwhile community programs. Since 2001, it has sponsored the 100-Book Challenge, a highly successful elementary reading program, in Binghamton schools with the active involvement of AMETEK Reading Buddies.



Reading Buddies from AMETEK Aerospace and Defense helped restore a flood-damaged school library in Binghamton, NY. Shown are Becky Manning, Bob Kildore, Bill Kelly, Roy Coger and Norma Corbett.

Strategic Acquisitions:
Technical Manufacturing Corporation

In December, AMETEK acquired Technical Manufacturing Corporation, a world leader in high-performance vibration cancellation systems that isolate highly sensitive instruments from the effects of vibration. These include advanced instruments used in microelectronics manufacture, life sciences and photonics. They also include many of AMETEK's own surface measurement and ultraprecision machining systems.

Strategic Acquisitions:
O'Brien Corporation

In January 2012, AMETEK acquired O'Brien Corporation, a leader in fluid- and gas-handling solutions, sample conditioning and process analyzers. O'Brien's products include specialty tubing and fittings, sample conditioning equipment, instrument enclosures, and process analyzers. Its products are used in oil refining, gas production, petrochemical processing, power generation, pharmaceutical manufacture and semiconductor fabrication. With the addition of O'Brien, AMETEK now offers a more complete solution for many of its customers' process analysis needs.


Helmut N. Friedlaender
LEADERSHIP AWARD
2012
HNF

Operational Excellence:
Building Leadership

Established in 2007 to honor the late Helmut Friedlaender, who served on AMETEK's Board of Directors for more than half a century, the Helmut N. Friedlaender Business Leadership Award is presented annually to an AMETEK divisional management team that has demonstrated notable success in meeting a defined set of leadership objectives. The 2012 award was presented to AMETEK Advanced Measurement Technology for strengthening the leadership team at each of its businesses, for promoting from within whenever possible, and for focusing on qualified women and minorities in filling open positions.

Financial Review

Management's Discussion and Analysis

This 2011 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes are presented in AMETEK's 2011 Form 10-K and in Appendix A to the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Overview

As a global business, AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. In 2011, the Company established records for net sales, operating income, operating income margins, net income, diluted earnings per share and operating cash flow. The impact of contributions from recent acquisitions, combined with successful Operational Excellence initiatives, had a positive impact on 2011 results.

The Company continued its emphasis on investment in research, development and engineering, spending $137.6 million in 2011 before customer reimbursements of $6.1 million. Sales from products introduced in the last three years were $595.2 million or 19.9% of net sales.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2011, 2010 and 2009. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported net sales for 2011 of $2,989.9 million, an increase of $518.9 million or 21.0%, compared with net sales of $2,471.0 million in 2010. The net sales increase for 2011 was driven by strong internal sales growth of approximately 11%, which excludes a 1% favorable effect of foreign currency translation, as well as contributions from acquisitions completed in 2011 and 2010. Net sales for EIG were $1,647.2 million in 2011, an increase of 24.4% from net sales of $1,324.1 million in 2010. The net sales increase was due to internal growth of approximately 16%, excluding a favorable 1% effect of foreign currency translation, and was driven primarily by increases in EIG's process, power and industrial businesses. The 2011 acquisitions of EM Test and Reichert Technologies and the 2010 acquisition of Atlas Material Testing Technology accounted for the remainder of the net sales increase. Net sales for EMG were $1,342.7 million in 2011, an increase of 17.1% from net sales of $1,146.8 million in 2010. The net sales increase was due to internal growth of approximately 6%, excluding a favorable 1% effect of foreign currency translation, and was driven by increases in EMG's differentiated businesses. The 2011 acquisitions of Coining, Inc. and Avicenna Technology and the 2010 acquisitions of Haydon Kerk Motion Solutions and Technical Services for Electronics accounted for the remainder of the net sales increase.

Total international sales for 2011 were $1,501.1 million or 50.2% of net sales, an increase of $289.8 million or 23.9%, compared with international sales of $1,211.3 million or 49.0% of net sales in 2010. The $289.8 million increase in international sales resulted from higher sales growth noted above, driven by continued strong expansion into Asia, as well as growth in Europe, and includes the effect of foreign currency translation. Both reportable segments of the Company maintain strong international sales presences in Europe and Asia. Export shipments from the United States, which are included in total international sales, were $774.9 million in 2011, an increase of $210.4 million or 37.3%, compared with $564.5 million in 2010. Export shipments improved due to increased exports from both the base businesses and the acquisitions noted above.

New orders for 2011 were $3,072.5 million, an increase of $421.2 million or 15.9%, compared with $2,651.3 million in 2010. For 2011, internal order growth was approximately 8%, excluding a 1% favorable effect of foreign currency translation, driven by the differentiated businesses of both EIG and EMG,

	(in thousands) Year Ended December 31,					
	2011		2010		2009	
Net sales[1]:						
Electronic Instruments	**$1,647,195**		$1,324,113		$1,146,578	
Electromechanical	**1,342,719**		1,146,839		951,777	
Consolidated net sales	**$2,989,914**		$2,470,952		$2,098,355	
		% of Sales		% of Sales		% of Sales
Operating income:						
Segment operating income[2]:						
Electronic Instruments	**$ 420,197**	**25.5**	$ 316,184	23.9	$ 232,875	20.3
Electromechanical	**262,710**	**19.6**	210,397	18.3	166,582	17.5
Total segment operating income	**682,907**	**22.8**	526,581	21.3	399,457	19.0
Corporate administrative and other expenses	**(46,966)**	**(1.5)**	(44,423)	(1.8)	(33,407)	(1.6)
Consolidated operating income	**$ 635,941**	**21.3**	$ 482,158	19.5	$ 366,050	17.4

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents net sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

with the acquisitions mentioned above accounting for the remainder of the increase. As a result, the Company's backlog of unfilled orders at December 31, 2011 was a year end record at $911.4 million, an increase of $82.6 million or 10.0%, compared with $828.8 million at December 31, 2010.

Segment operating income for 2011 was $682.9 million, an increase of $156.3 million or 29.7%, compared with segment operating income of $526.6 million in 2010. Segment operating income, as a percentage of net sales, increased to 22.8% in 2011 from 21.3% in 2010. The increase in segment operating income and segment operating margins resulted primarily from the leveraged impact of the Company's net sales increase noted above, as well as the benefits of the Company's lower cost structure through Operational Excellence initiatives.

Selling, general and administrative ("SG&A") expenses for 2011 were $349.3 million, an increase of $52.8 million or 17.8%, compared with $296.5 million in 2010. As a percentage of net sales, SG&A expenses were 11.7% for 2011, compared with 12.0% in 2010. A portion of the increase in SG&A expenses was the result of a $2.1 million charge recorded in corporate administrative expenses related to the accelerated vesting of an April 2009 restricted stock grant in the second quarter of 2011. Selling expense increased $49.4 million or 19.5% for 2011 driven by the increase in net sales noted above. Selling expenses, as a percentage of net sales, decreased to 10.1% for 2011, compared with 10.3% for 2010. Base business selling expense increased approximately 11.6% for 2011, which was in line with internal sales growth.

Corporate administrative expenses for 2011 were $46.6 million, an increase of $3.5 million or 8.1%, compared with $43.1 million in 2010. As a percentage of net sales, corporate administrative expenses were 1.6% for 2011, compared with 1.7% in 2010. The increase in corporate administrative expenses was primarily the result of equity-based compensation associated with the accelerated vesting of restricted stock in the second quarter of 2011, noted above, as well as higher compensation-related expenses.

Consolidated operating income was $635.9 million or 21.3% of net sales for 2011, an increase of $153.7 million or 31.9%, compared with $482.2 million or 19.5% of net sales in 2010.

Interest expense was $69.7 million for 2011, an increase of $2.2 million or 3.3%, compared with $67.5 million in 2010. The increase was primarily due to the full year impact of the issuance of an 80 million British pound senior note in the third quarter of 2010, partially offset by the repayment of a 50 million British pound senior note in the third quarter of 2010.

Other expenses, net were $9.6 million for 2011, an increase of $1.2 million, compared with $8.4 million in 2010. The increase was primarily driven by higher acquisition-related expenses and an unfavorable impact from foreign currency.

The effective tax rate for 2011 was 30.9%, compared with 30.1% in 2010. The effective tax rate for 2011 included the impact of the accelerated vesting of non-deductible restricted stock amortization. The effective tax rate for 2011 and 2010 included the impact of international statutory tax rate reductions and benefits obtained from a favorable mix of international taxable earnings.

Net income for 2011 was $384.5 million, an increase of $100.6 million or 35.4%, compared with $283.9 million in 2010. Diluted earnings per share for 2011 were $2.37, an increase of $0.61 or 34.7%, compared with $1.76 per diluted share in 2010.

Review of Cash Flows and Financial Position

Cash provided by operating activities totaled $508.6 million in 2011, an increase of $85.6 million or 20.2%, compared with $423.0 million in 2010. The increase in cash provided by operating activities was primarily due to the $100.6 million increase in net income, partially offset by higher overall operating working capital levels necessary to grow the Company's businesses. Free cash flow (cash flow provided by operating activities less capital expenditures) was $457.8 million in 2011, compared with $383.8 million in 2010. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $712.2 million in 2011, compared with $545.9 million in 2010. Free cash flow and EBITDA are presented because the Company is aware that they are measures used by third parties in evaluating the Company. (See tables on page 25 for a reconciliation of U.S. generally accepted accounting principles ("GAAP") measures to comparable non-GAAP measures.)

Cash used for investing activities totaled $526.5 million in 2011, compared with $566.8 million in 2010. In 2011, the Company paid $474.9 million for five business acquisitions, net of cash received, compared with $538.6 million paid for six business acquisitions, net of cash received, in 2010. Additions to property, plant and equipment totaled $50.8 million in 2011, compared with $39.2 million in 2010.

Cash provided by financing activities totaled $31.9 million in 2011, compared with $62.6 million in 2010. In 2011, net total borrowings increased by $99.1 million, compared with a net total borrowings increase of $139.3 million in 2010. In 2011, the Company repurchased 1.7 million shares of its common stock for $59.3 million, compared with $78.6 million used for repurchases of 3.1 million shares of the Company's common stock in 2010. In November 2011, the Board of Directors approved an increase of $100 million in the authorization for the repurchase of the Company's common stock. At December 31, 2011, $105.5 million was available under the Board authorization for future share repurchases.

In September 2011, AMETEK completed a new five-year revolving credit facility with a total borrowing capacity of $700 million, which excludes an accordion feature that permits the Company to request up to an additional $200 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. Interest rates on outstanding loans under either the current or replaced revolving credit facility are at the applicable London Interbank Offered Rate ("LIBOR") plus a negotiated spread, or at the U.S. prime rate. The new revolving credit facility replaced a $450 million total borrowing capacity revolving credit facility, which excluded a $100 million accordion feature that was due to expire in June 2012. The new revolving credit facility provides the Company with additional financial flexibility to support its growth plans, including its successful acquisition strategy. At December 31, 2011, the Company had available borrowing capacity of $742.7 million under its revolving credit facility, including the $200 million accordion feature. At December 31, 2011, $134.2 million was drawn under the revolving credit facility.

In the fourth quarter of 2011, the Company issued a 55 million Swiss franc ($59.0 million) 2.44% senior note due December 2021.

In the third quarter of 2010, the Company paid in full an expiring 50 million British pound ($78.2 million) 5.96% senior note. In the third quarter of 2010, the Company issued an 80 million British pound ($124.3 million at December 31, 2011) 4.68% senior note due September 2020.

At December 31, 2011, total debt outstanding was $1,263.9 million, compared with $1,168.5 million at December 31, 2010, with no significant maturities until 2015. The debt-to-capital ratio was 38.1% at December 31, 2011, compared with 39.7% at December 31, 2010. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 34.8% at December 31, 2011, compared with 36.2% at December 31, 2010. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures).

Additional financing activities for 2011 include cash dividends paid of $38.4 million, compared with $28.6 million in 2010. Proceeds from the exercise of employee stock options were $19.6 million in 2011, compared with $21.5 million in 2010.

As a result of all of the Company's cash flow activities in 2011, cash and cash equivalents at December 31, 2011 totaled $170.4 million, compared with $163.2 million at December 31, 2010. At December 31, 2011, the Company had $168.2 million in cash outside the United States. The Company utilizes this cash to operate its international operations, as well as acquire international businesses. In the fourth quarter 2011, the Company utilized cash outside the United States to purchase EM Test. The Company is in compliance with all covenants, including financial covenants, for all of its debt agreements. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities and access to long-term capital funds to enable it to meet its operating needs and contractual obligations in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections, is contained in the Company's Form 10-K for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission.

Reports of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The Company's internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.

Frank S. Hermance
Chairman of the Board and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

February 23, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 23, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 23, 2012

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2011 (not presented separately herein) and in our report dated February 23, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania

February 23, 2012

Condensed Consolidated Statement of Income

	(In thousands, except per share amounts) Year Ended December 31,		
	2011	2010	2009
Net sales	**$2,989,914**	$2,470,952	$2,098,355
Operating expenses:			
Cost of sales, excluding depreciation	**1,955,779**	1,646,892	1,435,953
Selling, general and administrative	**349,321**	296,482	254,143
Depreciation	**48,873**	45,420	42,209
Total operating expenses	**2,353,973**	1,988,794	1,732,305
Operating income	**635,941**	482,158	366,050
Other expenses:			
Interest expense	**(69,729)**	(67,522)	(68,750)
Other, net	**(9,570)**	(8,386)	(2,667)
Income before income taxes	**556,642**	406,250	294,633
Provision for income taxes	**172,178**	122,318	88,863
Net income	**$ 384,464**	$ 283,932	$ 205,770
Basic earnings per share	**$2.40**	$1.79	$1.28
Diluted earnings per share	**$2.37**	$1.76	$1.27
Weighted average common shares outstanding:			
Basic shares	**160,255**	159,056	160,182
Diluted shares	**162,108**	160,884	161,775

These condensed consolidated financial statements should be read in conjunction with the full financial statements and notes presented in Appendix A to the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Condensed Consolidated Balance Sheet

	(In thousands, except share amounts) December 31, 2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 170,392**	$ 163,208
Marketable securities	**4,563**	5,645
Receivables, less allowance for possible losses	**438,245**	399,913
Inventories	**380,471**	335,253
Deferred income taxes	**29,268**	27,106
Other current assets	**36,180**	43,367
Total current assets	**1,059,119**	974,492
Property, plant and equipment, net	**325,329**	318,126
Goodwill	**1,806,237**	1,573,645
Other intangibles, net of accumulated amortization	**982,957**	761,556
Investments and other assets	**145,848**	191,096
Total assets	**$4,319,490**	$3,818,915
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	**$ 140,508**	$ 97,152
Accounts payable	**283,068**	236,600
Income taxes payable	**24,127**	39,026
Accrued liabilities	**181,172**	178,081
Total current liabilities	**628,875**	550,859
Long-term debt	**1,123,416**	1,071,360
Deferred income taxes	**389,088**	311,466
Other long-term liabilities	**125,306**	110,026
Total liabilities	**2,266,685**	2,043,711
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	**—**	—
Common stock, $0.01 par value; authorized: 400,000,000 shares; issued: 2011 - 169,216,075 shares; 2010 - 168,050,869 shares	**1,692**	1,681
Capital in excess of par value	**316,534**	263,290
Retained earnings	**2,101,615**	1,755,742
Accumulated other comprehensive loss	**(157,263)**	(91,958)
Treasury stock: 2011 - 8,844,495 shares; 2010 - 7,341,520 shares	**(209,773)**	(153,551)
Total stockholders' equity	**2,052,805**	1,775,204
Total liabilities and stockholders' equity	**$4,319,490**	$3,818,915

These condensed consolidated financial statements should be read in conjunction with the full financial statements and notes presented in Appendix A to the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Condensed Consolidated Statement of Cash Flows

	(In thousands) Year Ended December 31,		
	2011	2010	2009
Cash provided by (used for):			
Operating activities:			
Net income	**$ 384,464**	$ 283,932	$ 205,770
Adjustments to reconcile net income to total operating activities:			
Depreciation and amortization	**86,532**	72,896	65,500
Deferred income tax expense	**12,154**	3,774	5,768
Share-based compensation expense	**22,147**	16,596	13,502
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in receivables	**(12,450)**	(43,179)	87,146
(Increase) decrease in inventories and other current assets	**(11,923)**	7,334	83,622
Increase (decrease) in payables, accruals and income taxes	**28,053**	77,773	(91,622)
Increase in other long-term liabilities	**550**	6,382	3,345
Pension contribution	**(5,386)**	(3,555)	(21,127)
Other	**4,424**	1,060	12,767
Total operating activities	**508,565**	423,013	364,671
Investing activities:			
Additions to property, plant and equipment	**(50,816)**	(39,183)	(33,062)
Purchase of businesses, net of cash acquired	**(474,441)**	(538,585)	(72,919)
Decrease (increase) in marketable securities	**985**	(619)	(638)
Other	**(2,181)**	11,564	275
Total investing activities	**(526,453)**	(566,823)	(106,344)
Financing activities:			
Net change in short-term borrowings	**41,550**	92,364	(13,013)
Additional long-term borrowings	**58,981**	125,120	1,466
Reduction in long-term borrowings	**(1,463)**	(78,200)	(80,817)
Repurchases of common stock	**(59,336)**	(78,609)	—
Cash dividends paid	**(38,366)**	(28,554)	(25,579)
Excess tax benefits from share-based payments	**13,056**	8,990	4,096
Proceeds from employee stock plans and other	**17,436**	21,518	11,328
Total financing activities	**31,858**	62,629	(102,519)
Effect of exchange rate changes on cash and cash equivalents	**(6,786)**	(1,967)	3,568
Increase (decrease) in cash and cash equivalents	**7,184**	(83,148)	159,376
Cash and cash equivalents:			
Beginning of year	**163,208**	246,356	86,980
End of year	**$ 170,392**	$ 163,208	$ 246,356

These condensed consolidated financial statements should be read in conjunction with the full financial statements and notes presented in Appendix A to the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders.

Selected Financial Data

	(In millions, except per share amounts)				
	2011	**2010**	**2009**	**2008**	**2007**
Consolidated Operating Results (Year Ended December 31):					
Net sales	**$2,989.9**	$2,471.0	$2,098.4	$2,531.1	$2,136.9
Operating income	**$ 635.9**	$ 482.2	$ 366.1	$ 432.7	$ 386.6
Interest expense	**$ (69.7)**	$ (67.5)	$ (68.8)	$ (63.7)	$ (46.9)
Net income	**$ 384.5**	$ 283.9	$ 205.8	$ 247.0	$ 228.0
Diluted earnings per share	**$ 2.37**	$ 1.76	$ 1.27	$ 1.53	$ 1.41
Dividends declared and paid per share	**$ 0.24**	$ 0.18	$ 0.16	$ 0.16	$ 0.16
Diluted weighted average common shares outstanding	**162.1**	160.9	161.8	161.2	161.4
Performance Measures and Other Data:					
Operating income - Return on net sales	**21.3%**	19.5%	17.4%	17.1%	18.1%
EBITDA[1]	**$ 712.2**	$ 545.9	$ 428.0	$ 489.4	$ 433.9
Ratio of EBITDA to interest expense[1]	**10.2x**	8.2x	6.3x	7.7x	9.3x
Depreciation and amortization	**$ 86.5**	$ 72.9	$ 65.5	$ 63.3	$ 52.7
Capital expenditures	**$ 50.8**	$ 39.2	$ 33.1	$ 44.2	$ 37.6
Cash provided by operating activities	**$ 508.6**	$ 423.0	$ 364.7	$ 247.3	$ 278.5
Free cash flow[2]	**$ 457.8**	$ 383.8	$ 331.6	$ 203.1	$ 240.9
Net income - Return on average total capital[3]	**12.3%**	10.2%	8.2%	10.9%	12.0%
Net income - Return on average stockholders' equity[3]	**20.1%**	17.0%	14.4%	19.5%	20.7%

Consolidated Financial Position (At December 31):					
Current assets	**$1,059.1**	$ 974.5	$ 969.4	$ 954.6	$ 952.2
Current liabilities	**$ 628.9**	$ 550.9	$ 424.3	$ 447.5	$ 640.8
Property, plant, and equipment, net	**$ 325.3**	$ 318.1	$ 310.1	$ 307.9	$ 293.1
Total assets	**$4,319.5**	$3,818.9	$3,246.0	$3,055.5	$2,745.7
Long-term debt	**$1,123.4**	$1,071.4	$ 955.9	$1,093.2	$ 667.0
Total debt	**$1,263.9**	$1,168.5	$1,041.7	$1,111.7	$ 903.0
Stockholders' equity[3]	**$2,052.8**	$1,775.2	$1,567.0	$1,287.8	$1,240.7
Stockholders' equity per share[3]	**$ 12.80**	$ 11.05	$ 9.68	$ 8.04	$ 7.70
Total debt as a percentage of capitalization[3]	**38.1%**	39.7%	39.9%	46.3%	42.1%
Net debt as a percentage of capitalization[3][4]	**34.8%**	36.2%	33.7%	44.3%	37.1%

(1) *EBITDA represents income before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's consolidated financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The following table presents the reconciliation of net income reported in accordance with U.S. generally accepted accounting principles ("GAAP") to EBITDA:*

	(In millions) Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Net income	**$384.5**	$283.9	$205.8	$247.0	$228.0
Add (deduct):					
Interest expense	**69.7**	67.5	68.8	63.7	46.9
Interest income	**(0.7)**	(0.7)	(1.0)	(3.9)	(2.1)
Income taxes	**172.2**	122.3	88.9	119.3	108.4
Depreciation	**48.9**	45.4	42.2	45.8	42.3
Amortization	**37.6**	27.5	23.3	17.5	10.4
Total adjustments	**327.7**	262.0	222.2	242.4	205.9
EBITDA	**$712.2**	$545.9	$428.0	$489.4	$433.9

(2) *Free cash flow represents cash flow from operating activities less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 1 above). The following table presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow:*

	(In millions) Year Ended December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Cash provided by operating activities	**$508.6**	$423.0	$364.7	$247.3	$278.5
Deduct: Capital expenditures	**(50.8)**	(39.2)	(33.1)	(44.2)	(37.6)
Free cash flow	**$457.8**	$383.8	$331.6	$203.1	$240.9

(3) *The adoption of provisions in Financial Accounting Standards Board Accounting Standards Codification Topic 740, Income Taxes, as of January 1, 2007, resulted in a $5.9 million charge to the opening balance of stockholders' equity.*

(4) *Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by securities analysts, investors and other parties in evaluating the Company. (Also see note 1 above). The following table presents the reconciliation of total debt reported in accordance with U.S. GAAP to net debt:*

	(In millions) December 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Total debt	**$1,263.9**	$1,168.5	$1,041.7	$1,111.7	$ 903.0
Less: Cash and cash equivalents	**(170.4)**	(163.2)	(246.4)	(87.0)	(170.1)
Net debt	**1,093.5**	1,005.3	795.3	1,024.7	732.9
Stockholders' equity	**2,052.8**	1,775.2	1,567.0	1,287.8	1,240.7
Capitalization (net debt plus stockholders' equity)	**$3,146.3**	$2,780.5	$2,362.3	$2,312.5	$1,973.6
Net debt as a percentage of capitalization	**34.8%**	36.2%	33.7%	44.3%	37.1%


Operating Income
in millions
$750
600
450
300
150
0
02 03 04 05 06 07 08 09 10 11


Net Income
in millions
$450
375
300
225
150
75
0
02 03 04 05 06 07 08 09 10 11


EBITDA
in millions
$800
700
600
500
400
300
200
100
0
02 03 04 05 06 07 08 09 10 11


Free Cash Flow
in millions
$500
400
300
200
100
0
02 03 04 05 06 07 08 09 10 11


Total Assets
in millions
$5,000
4,000
3,000
2,000
1,000
0
02 03 04 05 06 07 08 09 10 11


Capitalization
in millions
$3,500
3,000
2,500
2,000
1,500
1,000
500
0
02 03 04 05 06 07 08 09 10 11
Equity
Net Debt

Directors and Officers of the Company

Board of Directors

Anthony J. Conti
Retired Partner,
PricewaterhouseCoopers LLP

Frank S. Hermance
Chairman of the Board and
Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities LLC and an executive officer of several affiliated entities

Steven W. Kohlhagen
Retired Financial Executive

James R. Malone
Founder and Managing Partner,
Qorval LLC

Elizabeth R. Varet
Private Investor; a Managing Director of American Securities Management L.P.

Dennis K. Williams
Retired Executive

Corporate Executive Office

Frank S. Hermance
Chairman of the Board
and Chief Executive Officer

John J. Molinelli
Executive Vice President–
Chief Financial Officer

John Wesley Hardin
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

Corporate Officers

William D. Eginton
Senior Vice President,
Corporate Development

Robert S. Feit
Senior Vice President
and General Counsel

Gregory J. Kelble
Senior Vice President,
Human Resources

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

William J. Burke
Vice President and Treasurer

Donald W. Carlson
Vice President,
Strategic Procurement

Kevin C. Coleman
Vice President, Investor Relations

Thomas A. Deeney
Vice President,
Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

Kenneth C. Weirman
Vice President and
Chief Information Officer

Operating Officers

H. Ian McGavisk
Senior Vice President, Engineered
Materials, Interconnects and Packaging

Preben Carøe
Vice President, Measurement and
Calibration Technologies

Eric Chaussin
Vice President,
Floorcare and Specialty Motors Europe

Tony J. Ciampitti
Vice President,
Power Systems and Instruments

Matthew J. Cole
Vice President,
Advanced Measurement Technology

Timothy F. Croal
Vice President, Programmable Power

Peter C. de Jong
Vice President, Operations,
Electromechanical Group, Reynosa

Neil J. Desmond
Vice President, Instrumentation
and Specialty Controls

Matthew C. French
Vice President,
Precision Motion Control

Mark A. Gordon
Vice President, Measurement and
Power Systems, Aerospace and Defense

Allan Imrie
Vice President,
Precision Instruments–Europe

Lim Meng Kee
Vice President, Asia

Charles E. Lohwasser
Vice President, Thermal Management
Systems, Aerospace and Defense

Thomas C. Marecic
Vice President,
Process and Analytical Instruments

Patrick J. McGeehan
Vice President,
Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Ronald J. Oscher
Vice President, Materials Analysis

Denise M. Schier
Vice President,
Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing,
Floorcare and Specialty Motors

Steven F. Sundberg
Vice President, Medical Interconnects

James E. Visnic
Vice President, Chemical Products

Bruce P. Wilson
Vice President,
Ultra Precision Technologies

Gregory P. Young
Vice President, Maintenance,
Repair and Overhaul,
Aerospace and Defense

Shareholder Information

Corporate Office

AMETEK, Inc.
1100 Cassatt Road
Berwyn, PA 19312-1177
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings and other investor information are available at the Investors section of AMETEK's website: **www.ametek.com**.

Annual Meeting

Tuesday, May 1, 2012, 11 a.m.
InterContinental The Barclay New York
Sutton Room
111 East 48th Street
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listing

New York Stock Exchange
Symbol: **AME**

Shareholder Services

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes and replacement of lost dividend payments and lost stock certificates.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Philadelphia, Pennsylvania

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.

For the most up-to-date investor information, scan this code with your smartphone to be taken to the Investors section of ametek.com.

AMETEK®

1100 Cassatt Road
Berwyn, PA 19312-1177

www.ametek.com

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